SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Trading, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Avenue of the Americas, 16th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R Lyons, (Chief Financial Officer) (916) 563-7182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Janice Barrilleaux**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lightspeed Trading, LLC**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARLA L. MILLER
Commission # 1911240
Notary Public - California
Sacramento County
My Comm. Expires Oct 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
Lightspeed Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act ("CEAct"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2012

Lightspeed Trading, LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 3,141,180
Cash segregated in compliance with Rule 15c3-3	501,104
Due from clearing brokers	2,662,269
Clearing firm deposit	1,125,124
Due from brokers and other receivables	900,851
Fixed assets, net	171,312
Intangible assets, net	424,681
Other assets	125,525
Total assets	$ 9,052,046
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Liability - accounts payable, accrued expenses and other liabilities	$ 3,546,554
Customer payables	236,684
Due to affiliate	500,000
Total liabilities	4,283,238
Commitment and Contingencies (Note 7)	
Member's Equity:	
Member's equity	9,495,946
Due from Parent	(4,727,138)
Total member's equity	4,768,808
Total liabilities and member's equity	$ 9,052,046

See Notes to Statement of Financial Condition.

Note 1. Organization

Lightspeed Trading, LLC (the "Company") is a wholly owned subsidiary of Lightspeed Financial Inc. ("Lightspeed" or "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company acts as an introducing broker.

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is to compute net capital monthly and which requires the Company to maintain a ratio of aggregate debits to 5% of combined aggregate debit items or 120% of the minimum net capital requirement. The Company executes and clears its customer securities transactions on a fully disclosed basis with Penson Financial Services, Inc. ("Penson"), Assent LLC ("Assent"), Goldman Sachs Execution and Clearing, L.P. ("Goldman") and Merrill Lynch Professional Clearing Corporation. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At December 31, 2011, amounts receivable from clearing brokers reflected in the statement of financial condition are amounts due from these brokers.

During 2011, the Company's Parent acquired a broker-dealer, Greenmoor Financial Trading, LLC ("Greenmoor"). Operations and customers were merged into the Company on December 1, 2011.

Note 2. Significant Accounting Policies

Cash: The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash Segregated in Compliance With SEC Rule 15c3-3: Cash of $501,104 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Due From Brokers and Other Receivables: Management determines the allowance for doubtful accounts by regularly evaluating individual broker receivables and considering the broker's financial condition, credit history, and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible. No allowance was deemed necessary at December 31, 2011.

Fixed Assets: Fixed assets are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

Intangible Assets Subject to Amortization: Intangible assets, consisting of customer lists, are amortized over the estimated useful life of 10 years.

Income Taxes: The Company is a single-member limited liability company, which is a "disregarded entity" for tax purposes. Its income is included in the Parent's return. The Parent of the Company is a C Corporation; as of December 31, 2011, no tax-sharing agreement was in place and, accordingly, no provision for taxes is required for the Company.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Note 2. Significant Accounting Policies (Continued)

As of December 31, 2011, management has determined that there are no uncertain tax positions. The Company remains subject to examination by U.S. federal, state and local income tax returns for the years 2008-2010.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Note 3. Intangible Assets

Intangible assets consist of the following:

Customer list	$ 2,400,000
Accumulated amortization	(1,975,319)
Intangible assets, net	$ 424,681

The estimated aggregate amortization expense for the remaining net carrying amount of intangibles is as follows as of December 31, 2011:

Year ending December 31,	
2012	$ 125,926
2013	103,704
2014	81,481
2015	59,259
2016	37,037
Thereafter	17,274
	$ 424,681

Note 4. Fixed Assets

Fixed assets consist of the following:

Equipment	$ 952,954
Furniture and fixtures	116,143
Leasehold improvements	89,660
	1,158,757
Accumulated depreciation and amortization	987,445
Fixed assets, net	$ 171,312

Note 5. Related Party Transactions

The Company has agreements with its Parent and Lightspeed Technologies, LLC ("LST"), an affiliated company, for utilization of services. The Parent performs certain functions for the Company, including treasury, payroll service, accounting, marketing, regulatory reporting, human resources, legal and compliance. The Company also receives technology development and technology support from LST.

The amount due from the Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of member's equity, similar to a distribution.

Due to affiliate included on the statement of financial condition represents unpaid management fess due to LST as of December 31, 2011.

Note 6. Employee Benefit Plan

The Parent has a 401(k) salary deferral program that includes eligible employees of the Company. Contributions made by the Parent are allocated to the Company and recorded in management fees.

Note 7. Commitment and Contingencies

The Company, Parent and LST (collectively, the "'Companies") have entered into a number of agreements with Assent whereby Assent will provide, among other things, the Company execution and clearing services and will license to LST certain software for the period from January 1, 2011 through June 30, 2015. The agreements require minimum quarterly payments in the amount equal to the greater of $900,000 or the actual amount of fees incurred for clearing, sponsored access and other services and products provided to the Companies by Assent or any of its affiliates.

The future aggregate minimum commitment under these agreements is as follows:

Year ending December 31,	
2012	$ 3,600,000
2013	3,600,000
2014	3,600,000
2015	1,800,000
	$ 12,600,000

The Company's agreement with one of its clearing brokers has a clause which requires the Company to pay a termination fee of $10,000,000 if the clearing agreement is terminated by the Company prior to January 1, 2013, and a $4,000,000 fee if the agreement is terminated under certain conditions by the Company after January 1, 2013 and prior to June 1, 2015.

The Company is subject to certain legal proceedings, claims and disputes, which arise in the ordinary course of business. Although the outcome of these matters cannot be predicted with certainty, the opinion of management is that these matters will not have a material adverse effect on the Company's financial position.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $2,128,180, which was $1,878,180 in excess of its required net capital.

Note 9. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.